Exhibit 99.1

Tower
Semiconductor

Where **Analog** and **Value** Meet

Tower Semiconductor Reports Second Quarter
2021 Record Revenues; Guides Third Quarter
Further Strong Revenue Growth

Second quarter 2021 revenue represents 17% total and 26% organic year over year growth, with 2021 third quarter mid-range revenue guidance of 24% total and 38% organic year over year growth

MIGDAL HAEMEK, ISRAEL – August 2, 2021 – Tower Semiconductor (NASDAQ: TSEM & TASE: TSEM) reports today its results for the second quarter ended June 30, 2021.

Highlights

•	Second quarter revenue of $362 million, reflecting record revenue for the company, with year over year 26% organic growth and 17% total growth.
•	Significant year over year increases in gross profit, operating profit, and net profit.
•	Guides mid-range revenue for the third quarter of 2021 of $385 million, demonstrating 24% year over year growth and 38% organic growth.
•	Expanding the previously announced capacity expansion plan by an additional $100 million, to support continued increases in customers’ demand for highly differentiated 200mm platforms.
•	Established partnership with ST Microelectronics accelerating the volume ramp-up of the Agrate 300mm factory, tripling Tower’s 300mm capacity.

Second Quarter of 2021 Results Overview

Revenue for the second quarter of 2021 was $362 million, the highest quarterly revenue in Company’s history, as compared to $310 million in the second quarter of 2020, reflecting 17% year over year growth. Organic revenue for the second quarter of 2021, defined as total revenue excluding revenues from Nuvoton Japan (previously named Panasonic Semiconductor Solutions) and from Maxim in the San Antonio fab, grew by 26% year over year.

Gross profit for the second quarter of 2021 was $74 million, 28% higher than $58 million in the second quarter of 2020.

Operating profit for the second quarter of 2021 was $34 million, 54% higher than $22 million in the second quarter of 2020.

Net profit for the second quarter of 2021 was $31 million, or $0.29 basic earnings per share, 62% higher as compared to net profit of $19 million or $0.18 basic earnings per share in the second quarter of 2020.

Cash flow generated from operating activities in the second quarter of 2021 was $93 million with investment in fixed assets of $56 million, net. In addition, in the second quarter of 2021, the company repaid $20 million of its debt and invested $17 million in deposits and marketable securities.

Agreement with ST Microelectronics accelerating the ramp-up of Agrate 300mm fab to large volumes
In June 2021, Tower and ST Microelectronics announced joining forces to accelerate Agrate 300mm factory ramp-up. Tower and ST will share the cleanroom in Agrate facility, with Tower installing its own equipment in one third of the total space. The transaction will support Tower’s customers’ increasing demand for analog RF, power platforms, displays and other technologies, tripling its 300mm foundry capacity.

Manufacturing Expansion and Capabilities
The Company continues to execute its $150 million capacity expansion plan and is now announcing an additional $100 million investment for further expansion of 200mm differentiated platforms.

Business Outlook
Tower Semiconductor guides revenue for the third quarter of 2021 to be $385 million, with an upward or downward range of 5%. Mid-range revenue guidance represents year over year 24% total growth and 38% organic growth.

Mr. Russell Ellwanger, Chief Executive Officer of Tower Semiconductor, stated: “We are excited with the second quarter 2021 record revenue performance, leading to a third quarter revenue guidance of substantial continued growth, breaking a $1.5 billion annual run rate. We remain confident that we are serving the right customers in the right markets as evidenced by the 38% mid-range year over year organic revenue growth guidance.”

Ellwanger added, “We are effectively executing our expansion plans, and hence expect continued fourth quarter 2021 growth in both top and bottom lines. Our announced partnership with ST Microelectronics at the Agrate, Italy 300mm factory, will significantly enhance our 300mm capabilities, in order to further boost our leading position in advanced 300mm based analog RF, power platforms, displays and other technologies.”

Teleconference and Webcast
Tower Semiconductor will host an investor conference call today, Monday, August 2, 2021, at 10:00 a.m. Eastern time (9:00 a.m. Central time, 8:00 a.m. Mountain time, 7:00 a.m. Pacific time and 5:00 p.m. Israel time) to discuss the company’s financial results for the second quarter of 2021 and its outlook.

This call will be webcast and can be accessed via Tower Semiconductor’s website at www.towersemi.com or by calling 1-888-642-5032 (U.S. Toll-Free), 03-918-0610 (Israel), +972-3-918-0610 (International).  For those who are not available to listen to the live broadcast, the call will be archived on Tower Semiconductor’s website for 90 days.

The Company presents its financial statements in accordance with U.S. GAAP.  The financial information included in the tables below includes unaudited condensed financial data. Some of the financial information in this release and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, which we describe in this release as “adjusted” financial measures, are non-GAAP financial measures as defined in Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our Company. These adjusted financial measures are calculated excluding one or both of the following: (1) amortization of acquired intangible assets and (2) compensation expenses in respect of equity grants to directors, officers, and employees. These adjusted financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the adjusted financial measures, as well as a reconciliation between the adjusted financial measures and the comparable GAAP financial measures. As used and/ or presented in this release and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, as well as calculated in the tables herein, the term Earnings Before Interest Tax Depreciation and Amortization (EBITDA) consists of net profit in accordance with GAAP, excluding financing and other income (expense), net, taxes, non-controlling interest, depreciation and amortization expense and stock-based compensation expense. EBITDA is reconciled in the tables below from GAAP operating profit. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies. EBITDA and the adjusted financial information presented herein and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Net Cash, as used and/ or presented in this release and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, is comprised of cash, cash equivalents, short-term deposits and marketable securities less debt amounts as presented in the balance sheets included herein. The term Net Cash is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for cash, debt, operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Free Cash Flow, as used and/ or presented in this release and/ or in related public disclosures or filings with respect to the financial statements and/ or results of the Company, is calculated to be net cash provided by operating activities (in the amounts of $93 million, $87 million and $67 million for the three months periods ended June 30, 2021, March 31, 2021 and June 30, 2020, respectively) less cash used  for investments in property and equipment, net (in the amounts of $56 million, $49 million and $63 million for the three months periods ended June 30, 2021, March 31, 2021 and June 30, 2020, respectively).  The term Free Cash Flow is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP.

About Tower Semiconductor
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), the leading foundry of high value analog semiconductor solutions, provides technology and manufacturing platforms for integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor focuses on creating positive and sustainable impact on the world through long term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, integrated power management (BCD and 700V), and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle, as well as process transfer services including development, transfer, and optimization to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm) through TPSCo. For more information, please visit: www.towersemi.com

CONTACTS:
Noit Levy | Investor Relations | +972 74 737 7556 | noitle@towersemi.com

This press release, including our revenue guidance and other projections with respect to our business and activities, includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) demand in our customers’ end markets; (ii) over demand for our foundry services and/or products that exceeds our capacity; (iii) maintaining existing customers and attracting additional customers, (iv) high utilization and its effect on cycle time, yield and on schedule delivery which may cause customers to transfer their product(s) to other fabs, (v) operating results fluctuate from quarter to quarter making it difficult to predict future performance, (vi) impact of our debt and other liabilities on our financial position and operations, (vii) our ability to successfully execute acquisitions, integrate them into our business, utilize our expanded capacity and find new business, (viii) fluctuations in cash flow, (ix) our ability to satisfy the covenants stipulated in our agreements with our lender banks and bondholders (as of June 30, 2021 we are in compliance with all such covenants included in our banks’ agreements, bond G indenture and others), (x) pending litigation, (xi) new customer engagements, qualification and production ramp-up at our facilities, including TPSCo and the San Antonio facility, (xii) meeting the conditions set in the approval certificates received from the Israeli Investment Center under which we received a significant amount of grants in past years, (xiii) receipt of orders that are lower than the customer purchase commitments, (xiv) failure to receive orders currently expected, (xv) possible incurrence of additional indebtedness, (xvi) effect of global recession, unfavorable economic conditions and/or credit crisis, (xvii) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xviii) possible situations of obsolete inventory if forecasted demand exceeds actual demand when we manufacture products before receipt of customer orders, (xix) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (xx) the execution of debt re-financing and/or other fundraising activities to enable the service of our debt and/or other liabilities and/or for strategic opportunities, including to fund Agrate fab’s significant 300mm capacity  investments, in addition to other previously announced capacity expansion plans , and the possible unavailability of such financing and/ or the availability of such financing on unfavorable terms, (xxi) operating our facilities at high utilization rates which is critical in order to cover a portion or all of the high level of fixed costs associated with operating a foundry, and our debt, in order to improve our results, (xxii) the purchase of equipment to increase capacity, the timely completion of the equipment installation, technology transfer and raising the funds therefor, (xxiii) the concentration of our business in the semiconductor industry, (xxiv) product returns, (xxv) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xxvi) competing effectively, (xxvii) use of outsourced foundry services by both fabless semiconductor companies and integrated device manufacturers; (xxviii) achieving acceptable device yields, product performance and delivery times, (xxix) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxx) our fab3 landlord’s construction project adjacent to our fabrication facility, including possible temporary reductions or interruptions in the supply of utilities and/ or fab manufacturing, as well as claims that our noise abatement efforts are not adequate under the terms of the amended lease; (xxxi) retention of key employees and recruitment and retention of skilled qualified personnel, (xxxii) exposure to inflation, currency rates (mainly the Israeli Shekel and Japanese Yen) and interest rate fluctuations and risks associated with doing business locally and internationally, as well fluctuations in the market price of our traded securities, (xxxiii) issuance of ordinary shares as a result of conversion and/or exercise of any of our convertible securities, as well as any sale of shares by any of our shareholders, or any market expectation thereof, which may depress the market price of our ordinary shares and may impair our ability to raise future capital, (xxxiv) meeting regulatory requirements worldwide, including environmental and governmental regulations, (xxxv) potential engagement for fab establishment, joint venture and/or capital lease transactions for capacity enhancement in advanced technologies, including risks and uncertainties associated with Agrate fab establishment project, its qualification schedule, customer engagements, cost structure and investment amounts and other terms, which may entail new customer engagements, technology, equipment and process qualification and production facility ramp-up, and which may require additional funding to cover its significant capacity investment needs and other payments, the availability of which funding cannot be assured on favorable terms, if at all; (xxxvi) potential impact on TPSCo and the Company due to the purchase of 49% of TPSCo by NTCJ (previously named PSCS) from Panasonic, (xxxvii) industry and market impact due to the coronavirus and its potential impact on our business, operational continuity, supply chain, revenue and profitability; (xxxviii) potential security, cyber and privacy breaches, and (xxxix) business interruption due to fire and other natural disasters, the security situation in Israel and other events beyond our control such as power interruptions.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.
#   #   #

(Financial tables follow)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(dollars in thousands)

	June 30,	March 31,	December 31,
	2021	2021	2020

A S S E T S

CURRENT ASSETS
Cash and cash equivalents	$215,755	$215,581	$211,683
Short-term deposits	323,713	307,386	310,230
Marketable securities	189,489	187,027	188,967
Trade accounts receivable	144,868	164,166	162,100
Inventories	209,306	197,189	199,126
Other current assets	39,929	27,854	30,810
Total current assets	1,123,060	1,099,203	1,102,916

LONG-TERM INVESTMENTS	41,453	40,765	40,699

PROPERTY AND EQUIPMENT, NET	859,589	827,230	839,171

GOODWILL AND INTANGIBLE ASSETS, NET	16,978	17,471	17,962

DEFERRED TAX AND OTHER LONG-TERM ASSETS, NET	91,312	92,980	93,401

TOTAL ASSETS	$2,132,392	$2,077,649	$2,094,149

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term debt	$104,062	$101,295	$106,513
Trade accounts payable	100,426	85,288	96,940
Deferred revenue and customers' advances	19,608	20,814	10,027
Other current liabilities	78,411	66,160	59,432
Total current liabilities	302,507	273,557	272,912

LONG-TERM DEBT	234,500	241,634	283,765

LONG-TERM CUSTOMERS' ADVANCES	32,047	33,971	25,451

EMPLOYEE RELATED LIABILITIES	15,958	15,447	15,833

DEFERRED TAX AND OTHER LONG-TERM LIABILITIES	29,771	35,011	41,286

TOTAL LIABILITIES	614,783	599,620	639,247

TOTAL SHAREHOLDERS' EQUITY	1,517,609	1,478,029	1,454,902

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,132,392	$2,077,649	$2,094,149

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	T h r e e m o n t h s e n d e d
	June 30,	March 31,	June 30,
	2021	2021	2020

REVENUES	$362,138	$347,214	$310,090

COST OF REVENUES	288,383	277,400	252,385

GROSS PROFIT	73,755	69,814	57,705

OPERATING COSTS AND EXPENSES:

Research and development	21,081	20,343	19,424
Marketing, general and administrative	18,671	16,991	16,154

	39,752	37,334	35,578

OPERATING PROFIT	34,003	32,480	22,127

FINANCING AND OTHER INCOME (EXPENSE), NET	(484)	(7,842)	1,831

PROFIT BEFORE INCOME TAX	33,519	24,638	23,958

INCOME TAX BENEFIT (EXPENSE), NET	(2,202)	5,876	(2,484)

NET PROFIT	31,317	30,514	21,474

Net income attributable to non-controlling interest	(451)	(2,192)	(2,422)
NET PROFIT ATTRIBUTABLE TO THE COMPANY	$30,866	$28,322	$19,052

BASIC EARNINGS PER SHARE	$0.29	$0.26	$0.18

Weighted average number of shares	108,043	107,940	106,956

DILUTED EARNINGS PER SHARE	$0.28	$0.26	$0.18

Weighted average number of shares	109,629	109,462	108,277

RECONCILIATION FROM GAAP NET PROFIT TO ADJUSTED NET PROFIT:

GAAP NET PROFIT	$30,866	$28,322	$19,052
Stock based compensation	5,971	4,906	3,795
Amortization of acquired intangible assets	492	491	493
ADJUSTED NET PROFIT	$37,329	$33,719	$23,340

ADJUSTED EARNINGS PER SHARE:
Basic	$0.35	$0.31	$0.22
Diluted	$0.34	$0.31	$0.22

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	S i x m o n t h s e n d e d
	June 30,
	2021	2020

REVENUES	$709,352	$610,261

COST OF REVENUES	565,783	500,013

GROSS PROFIT	143,569	110,248

OPERATING COSTS AND EXPENSES:

Research and development	41,424	38,838
Marketing, general and administrative	35,662	32,845

	77,086	71,683

OPERATING PROFIT	66,483	38,565

FINANCING AND OTHER EXPENSE, NET	(8,326)	(282)

PROFIT BEFORE INCOME TAX	58,157	38,283

INCOME TAX BENEFIT (EXPENSE), NET	3,674	(778)

NET PROFIT	61,831	37,505

Net income attributable to non-controlling interest	(2,643)	(1,433)
NET PROFIT ATTRIBUTABLE TO THE COMPANY	$59,188	$36,072

BASIC EARNINGS PER SHARE	$0.55	$0.34

Weighted average number of shares	107,992	106,885

DILUTED EARNINGS PER SHARE	$0.54	$0.33

Weighted average number of shares	109,545	108,213

RECONCILIATION FROM GAAP NET PROFIT TO ADJUSTED NET PROFIT:

GAAP NET PROFIT	$59,188	$36,072
Stock based compensation	10,877	8,338
Amortization of acquired intangible assets	983	803
ADJUSTED NET PROFIT	$71,048	$45,213

ADJUSTED EARNINGS PER SHARE:
Basic	$0.66	$0.42
Diluted	$0.65	$0.42

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION FROM GAAP OPERATING PROFIT TO EBITDA (UNAUDITED)
(dollars in thousands)

	T h r e e m o n t h s e n d e d
	June 30,	March 31,	June 30,
	2021	2021	2020

GAAP OPERATING PROFIT	$34,003	$32,480	$22,127
Depreciation of fixed assets	58,474	56,624	55,175
Stock based compensation	5,971	4,906	3,795
Amortization of acquired intangible assets	492	491	493

EBITDA	$98,940	$94,501	$81,590

	S i x m o n t h s e n d e d
	June 30,	June 30,
	2021	2020

GAAP OPERATING PROFIT	$66,483	$38,565
Depreciation of fixed assets	115,098	106,659
Stock based compensation	10,877	8,338
Amortization of acquired intangible assets	983	803

EBITDA	$193,441	$154,365

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED SOURCES AND USES REPORT (UNAUDITED)
(dollars in thousands)

	T h r e e m o n t h s e n d e d
	June 30,	March 31,	June 30,
	2021	2021	2020

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	$215,581	$211,683	$251,348

Net cash provided by operating activities	93,250	87,413	66,603
Investments in property and equipment, net	(56,184)	(49,415)	(62,537)
Exercise of options	--	364	1,127
Debt repaid, net	(19,769)	(29,375)	(5,000)
Effect of Japanese Yen exchange rate change over cash balance	(68)	(3,478)	682
Investments in short-term deposits, marketable securities and other assets, net	(17,055)	(1,611)	6,570
CASH AND CASH EQUIVALENTS - END OF PERIOD	$215,755	$215,581	$258,793

	S i x m o n t h s e n d e d
	June 30,
	2021	2020

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	$211,683	$355,561

Net cash provided by operating activities	180,663	134,939
Investments in property and equipment, net	(105,599)	(125,444)
Exercise of options	364	1,214
Debt repaid, net	(49,144)	(29,197)
Effect of Japanese Yen exchange rate change over cash balance	(3,546)	506
Investments in short-term deposits, marketable securities and other assets, net	(18,666)	(78,786)

CASH AND CASH EQUIVALENTS - END OF PERIOD	$215,755	$258,793

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	S i x m o n t h s e n d e d		T h r e e m o n t h s e n d e d
	June 30,	June 30,	June 30,	March 31,	June 30,
	2021	2020	2021	2021	2020

CASH FLOWS - OPERATING ACTIVITIES

Net profit for the period	$61,831	$37,505	$31,317	$30,514	$21,474

Adjustments to reconcile net profit for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	127,535	117,299	65,482	62,053	60,268
Effect of exchange rate differences on debentures	(1,994)	(910)	1,798	(3,792)	3,159
Other expense (income), net	(3,227)	(890)	1,758	(4,985)	(876)
Changes in assets and liabilities:
Trade accounts receivable	12,722	(1,296)	18,996	(6,274)	(12,981)
Other assets	(8,983)	5,122	(16,065)	7,082	(1,998)
Inventories	(15,484)	(17,380)	(12,077)	(3,407)	(11,209)
Trade accounts payable	(14,568)	(12,950)	(5,302)	(9,266)	(6,751)
Deferred revenue and customers' advances	16,207	(2,498)	(3,133)	19,340	(1,927)
Other current liabilities	19,696	10,729	12,612	7,084	13,977
Long-term employee related liabilities	140	2,078	247	(107)	2,109
Deferred tax, net and other long-term liabilities	(13,212)	(1,870)	(2,383)	(10,829)	1,358
Net cash provided by operating activities	180,663	134,939	93,250	87,413	66,603

CASH FLOWS - INVESTING ACTIVITIES
Investments in property and equipment, net	(105,599)	(125,444)	(56,184)	(49,415)	(62,537)
Investments in deposits, marketable securities and other assets, net	(18,666)	(78,786)	(17,055)	(1,611)	6,570
Net cash used in investing activities	(124,265)	(204,230)	(73,239)	(51,026)	(55,967)

CASH FLOWS - FINANCING ACTIVITIES

Debt repaid, net	(49,144)	(29,197)	(19,769)	(29,375)	(5,000)
Exercise of options	364	1,214	--	364	1,127
Net cash used in financing activities	(48,780)	(27,983)	(19,769)	(29,011)	(3,873)

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	(3,546)	506	(68)	(3,478)	682

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,072	(96,768)	174	3,898	7,445
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	211,683	355,561	215,581	211,683	251,348

CASH AND CASH EQUIVALENTS - END OF PERIOD	$215,755	$258,793	$215,755	$215,581	$258,793